UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number 001-39349

DoubleDown Interactive Co., Ltd.

(Translation of registrant’s name into English)

Joseph A. Sigrist, Chief Financial Officer

c/o DoubleDown Interactive, LLC

605 5th Avenue, Suite 300

Seattle, WA 98104

+1-206-408-4545

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Changes in Registrant’s Certifying Accountant

Appointment of New Independent Registered Public Accounting Firm

On February 14, 2023, DoubleDown Interactive Co., Ltd. (the “Company”) appointed Samil PricewaterhouseCoopers (“PwC”) as the Company’s independent registered public accounting firm, upon the approval by the Audit Committee of the Board of Directors of the Company pursuant to the Korean law, to audit the Company’s consolidated financial statements as of and for the fiscal year ending December 31, 2023.

This decision was made in reference to the change in external auditor of DoubleU Games Co., Ltd., a Korean company and the controlling shareholder of the Company (“DUG”), which was mandated by the Act on External Audit of Stock Companies of Korea and the related regulations thereunder (collectively, the “Act”). Pursuant to the Act, the Securities and Futures Commission of the Financial Services Commission of Korea has appointed PwC as the external auditor of DUG for the fiscal year ending December 31, 2023. As such, the Company has determined that it would be in the best interest of the Company to engage the same auditor as its independent registered public accounting firm.

During the two fiscal years ended December 31, 2022, the Company has not consulted with PwC on any matters regarding the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on the Company’s financial statements, or any other matter that was the subject of a disagreement (as such term is used in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as such term is used in Item 304(a)(1)(v) of Regulation S-K.

Termination of Services of Independent Registered Public Accounting Firm

As a result of the appointment of PwC, the Company dismissed Ernst & Young LLP (“EY”) as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2023.

The termination of EY’s services will become effective upon the completion of EY’s audit of the Company’s financial statements for the fiscal year ended December 31, 2022 and the filing of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 with the U.S. Securities and Exchange Commission (the “SEC”).

During the two fiscal years ended December 31, 2022, (i) there were no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between the Company and EY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of such disagreement in connection with their report on the Company’s consolidated financial statements for the years ended December 31, 2021 and 2020, and (ii) there were no “reportable events” (as described in Item 16F(a)(1)(v) of Form 20-F). The report of EY on the consolidated financial statements of the Company for the years ended December 31, 2021 and December 31, 2020, included in the Company’s annual report on Form 20-F for the year ended December 31, 2021, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

The Company has furnished a copy of the disclosure in this Current Report on Form 6-K (this “Form 6-K”) to EY, and has requested that EY furnish us with a letter addressed to the SEC stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. A copy of the letter is being furnished as Exhibit 16.1 to this Form 6-K.

Issuance of Press Release

On February 21, 2023, the Company issued a press release announcing the change in its independent registered public accounting firm.

A copy of the press release is being furnished in this Form 6-K as Exhibits 99.1, pursuant to General Instruction B to the Form 6-K, and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description

16.1	Letter of Ernst & Young LLP, dated February 21, 2023

99.1	Press release of the Company, dated February 21, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act or 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUBLEDOWN INTERACTIVE CO., LTD.

Date: February 21, 2023	By:	/s/ Joseph A. Sigrist
	Name:	Joseph A. Sigrist
	Title:	Chief Financial Officer